UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13D-1(A) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HIGHLAND DISTRESSED OPPORTUNITIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
430067108
(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 12, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No.	430067108	13D	Page	2	of	8	Pages

1.	NAMES OF REPORTING PERSONS Highland Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐ ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐ ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14.	TYPE OF REPORTING PERSON

	PN, IA

CUSIP No.	430067108	13D	Page	3	of	8	Pages

1.	NAMES OF REPORTING PERSONS Strand Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐ ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐ ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14.	TYPE OF REPORTING PERSON

	CO, HC

CUSIP No.	430067108	13D	Page	4	of	8	Pages

1.	NAMES OF REPORTING PERSONS James D. Dondero

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐ ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐ ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14.	TYPE OF REPORTING PERSON

	IN, HC

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (the “Amendment”) to Schedule 13D originally filled (the “Original Schedule 13D”) by Highland Capital Management, L.P. (“Highland Capital”), Strand Advisors, Inc. and James D. Dondero (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on April 2, 2008, relates to the common stock, par value $0.001 per share (the “Common Stock”), of Highland Distressed Opportunities, Inc. (“Issuer”).
          Terms used in the Amendment, unless otherwise defined, shall have the meanings set forth in the Original Schedule 13D.
ITEM 4. Purpose of Transaction.
          The following paragraph shall be added prior to the final paragraph of Item 4 of the report:
          Pursuant to the terms, provisions and the transactions contemplated by that certain Agreement and Plan of Merger and Liquidation (the “Merger Agreement”), dated as of April 29, 2009, by and among Highland Credit Strategies Fund (“HCF”), the Issuer and HCF Acquisition LLC, the Reporting Persons exchanged all of their shares of Common Stock of the Issuer for shares of HCF. Consequently, upon the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons no longer own any shares of the Issuer’s Common Stock.
ITEM 5. Interest in Securities of the Issuer.
          Paragraph (a) of Item 5 shall be deleted in its entirety and replaced with the following:
“As a result of the Merger Agreement described in Item 4, the Reporting Persons no longer own any shares of Common Stock of the Issuer.”
          Paragraph (b) of Item 5 shall be deleted in its entirety and replaced with the following: “The Reporting Persons no longer have voting or dispositive power over any shares of stock.”
          Paragraph (c) of Item 5 shall be deleted in its entirety and replaced with the following:
“The following table describes transactions in the Common Stock that were effected during the past sixty (60) days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons:”

			Price
		Shares	Per
Transaction Date	Reporting Person	Disposed	Share	Description of Transaction
06/02/2009	Highland Capital	131,501	$2.33	Private Transaction; Highland Capital transferred the shares of the issuer (the “Shares”) to a participant in Highland Capital’s Amended and Restated 2005 HCMLP Option Plan in connection with the exercise by such participant of an option to acquire the Shares which was granted under the Plan.
ITEM 7. Material to be Filed as Exhibits.
The following document is filed as an Exhibit to Schedule 13D.
Exhibit 2 — Agreement and Plan of Merger and Liquidation, dated as of April 29, 2009, by and among Highland Credit Strategies Fund, Highland Distressed Opportunities, Inc and HCF Acquisition LLC (incorporated by reference to Annex A to Highland Credit Strategies Fund’s filing pursuant to Rule 497(d) on April 22, 2009 (File No. 3330156464)).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 16, 2009

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

Strand Advisors, Inc.
By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

James D. Dondero
/s/ James D. Dondero

APPENDIX 1
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
STRAND ADVISORS, INC.
Director:
James D. Dondero
Executive Officers:

President:	James D. Dondero
Executive Vice President:	Mark Okada
Secretary:	Michael Colvin
Treasurer:	Patrick Boyce
Chief Operating Officer:	Michael Pusateri

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Highland Distressed Opportunities, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of June 16, 2009.

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

Strand Advisors, Inc.
By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

James D. Dondero
/s/ James D. Dondero